EXHIBIT 99.1
CONSENT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTING
FIRM
We consent to the incorporation by reference in Registration Statement No. 333-132229 on Form S-8 of our report dated June 19, 2007, except for Notes 28 and 29, which are at October 10, 2007 relating to the financial statements of Mitel Networks Corporation appearing in this Annual Report on Form 20-F for the year ended April 30, 2007.
/s/ DELOITTE & TOUCHE LLP
DELOITTE & TOUCHE LLP
Ottawa, Canada
October 23, 2007